Baker & Hostetler llp

600 Anton Boulevard
Suite 900
Costa Mesa, CA 92626-7221

T 714.754.6600
T 714.754.6611
June 25, 2009	www.bakerlaw.com

United States Securities and Exchange Commission	Randolf W. Katz
Division of Corporate Finance	Direct dial: 714.966.8807
100 F Street, N.E.	RWKatz@bakerlaw.com
Washington, D.C. 20549-7010

Attn:	Jeffrey Reidler, Assistant Director Mail Stop 4720

Re:	AMDL, Inc. Preliminary Proxy Statement on Schedule 14A Filed on June 4, 2009 File No. 001-16695
Ladies and Gentlemen:
AMDL, Inc. (“AMDL”), is pleased to respond to the Staff’s June 12, 2009, comment letter. The comment has been transcribed, with AMDL’s response immediately below. For Staff’s convenience, three copies, marked to show changes, have been forwarded to your attention.
General
1.	Please revise your Proposal 7 into two separate proposals, permitting your shareholders to vote for the amendment and restatement of both your Certificate of Incorporation and Bylaws, respectively. While you are permitted to make the passage of one proposal contingent on that of another, your shareholders must be allowed to vote for each.

Response:

The Preliminary Proxy has been revised to separate Proposal 7 into Proposals 7 and 8, one in respect of a vote on the amendment and restatement of the Certificate of Incorporation and the other in respect of a vote on the amendment and restatement of the Bylaws.
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United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey Reidler, Assistant Director
June 25, 2009

Please also see an acknowledgement from AMDL set forth below. If you have any questions or comments regarding these responses, please feel free to contact me.

Very truly yours,
/s/ Randolf W. Katz

Randolf W. Katz

On behalf of AMDL, the following acknowledgments are made:
•	AMDL is responsible for the adequacy and accuracy of the disclosure made in its Schedule 14A filings;

•	Staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Schedule 14A filings; and

•	AMDL may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMDL, Inc.

By:	/S/ Akio Ariura Akio Ariura, Chief Operating Officer
and Chief Financial Officer

cc:	D. MacLellan A. Ariura R. Bruck, Esq.